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             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934

                      (Amendment No. 4)

                   Illinois Power Company
                      (Name of issuer)


            Serial Preferred Stock, no par value
               (Title of class of securities)


                         452092-85-1
                         452092-83-6
                         452092-81-0
                       (CUSIP number)


                   Louise M. Parent, Esq.
                  American Express Company
                   American Express Tower
                   World Financial Center
                  New York, New York  10285
                       (212) 640-2000
  (Name, address and telephone number of person authorized to receive notices and communications)

                        May 1, 1995
                (Date of event which requires
                  filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following line
                                                           ____

     Check the following line if a fee is being paid with this statement

                                                           ____









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                        SCHEDULE 13D

CUSIP NO. 452092-85-1           452092-83-6
          452092-81-0

1)   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               American Express Financial Corporation
               (formerly IDS Financial Corporation)
               13-3180631

2)   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
               (A) ____         (B)   X

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
                      Not applicable.

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                ____

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
               Minnesota

7)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER    - 0 -

8)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER    145,900

9)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER    - 0 -

10)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER    145,900


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             145,900

12)  CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                ____

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.7%

14)  TYPE OF REPORTING PERSON
               CO, IA

                        SCHEDULE 13D

CUSIP NO. 452092-85-1           452092-83-6
          452092-81-0

1)   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               American Express Travel Related Services Company, Inc.
               13-3133497

2)   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
               (A) ____         (B)   X

3)   SEC USE ONLY

4)   SOURCE OF FUNDS
                     Not applicable.

5) CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                ____

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

7)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER    -0-

8)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER    145,900


9)   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER    -0-


10)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER    145,900


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               145,900

12)  CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                ____

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.7%

14)  TYPE OF REPORTING PERSON
               CO

Item 1. Security and Issuer.

     This statement relates to the Serial Preferred Stock, no par value
(the "Preferred Stock") of Illinois Power Company an Illinois corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 South 27th Street, Decatur, Illinois 62525.

     None of American Express Financial Corporation ("AEFC"), American Express Travel Related Services Company, Inc. ("TRS") or American Express Company ("American Express"), concedes that it is a beneficial owner of more than five percent of a class of equity securities of the Issuer and each is filing this Statement as a protective filing.

Item 2. Identity and Background.

          (a)-(c), (f) This Statement is filed by AEFC, a Delaware corporation and a wholly-owned subsidiary of American Express, and TRS, a New York corporation and a wholly-owned subsidiary of American Express. The principal business of American Express is providing travel related services, financial advisory services and international banking services throughout the world. The principal business of TRS is providing travel related services. The principal business of AEFC is providing a variety of financial products and services to individuals, businesses and institutions. The address of the principal business and principal office for both American Express and TRS is American Express Tower, World Financial Center, New York, New York 10285. The address of the principal business and principal office of AEFC is IDS Tower 10, Minneapolis, Minnesota 55440.

     The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express, TRS and AEFC are set forth in Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

          (d), (e) Neither American Express, TRS or AEFC, nor, to the best of their knowledge, any of the current directors or executive officers of American Express, TRS or AEFC have during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The event requiring this filing was a mandatory redemption by the Issuer of 58,269 shares of Illinois Power Serial Preferred Stock, no par value (Series P), beneficially owned by AEFC and/or TRS.

Item 4. Purpose of Transaction.

     On May 1, 1995, 58,269 shares of the Preferred Stock beneficially owned by AEFC and/or TRS were mandatorily redeemed by the Issuer for $100.00 per share, resulting in aggregate proceeds of $5,826,900 to TRS and AEFC.

Item 5. Interest in Securities of the Issuer.

     (a)  As of the date hereof, TRS and AEFC each beneficially owns
145,900 shares of the Preferred Stock representing approximately 12.7% of the outstanding shares of the Preferred Stock (based on 1,392,550 shares outstanding as reported in the Issuer's Information Statement and 1994 Annual Report to Shareholders less an aggregate of 240,000 shares of Preferred Stock redeemed by the Issuer according to information provided by the Issuer to American Express). As described in Item 5(b), AEFC and TRS may be deemed to share voting and investment power with respect to all the shares of the Preferred Stock. American Express disclaims beneficial ownership of all of the foregoing shares. As of the date hereof, to the best knowledge of American Express, AEFC and TRS, respectively, none of the executive officers or directors of American Express, AEFC or TRS beneficially owned any shares of the Preferred Stock.

     (b) TRS shares with AEFC the power to vote or direct the vote and to dispose or direct the disposition of all shares of Preferred Stock reported in response to Item 5(a) above.

     (c) Except as described in Items 3 and 4, none of American Express, AEFC, TRS or, to the best knowledge of American Express, AEFC or TRS, respectively, any director or executive officer of American Express, AEFC or TRS has effected any transaction in the shares of the Preferred Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the redemption of the shares of, the Preferred Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     AEFC provides investment management and accounting services for TRS in connection with certain securities owned by TRS in a proprietary capacity, including the Preferred Stock reported in response to Item 5(a) herein.
Except as described in Item 5(b) above, and the preceding sentence, none of American Express, TRS and AEFC, or, to the best knowledge of American Express, TRS and AEFC, any of the executive officers or directors of American Express, TRS and AEFC, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the shares of the Preferred Stock, finder's fees, joint ventures, loan or option arrangement, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

          1. Information with respect to executive officers and directors of American Express.

          2. Information with respect to executive officers and directors of TRS.

          3. Information with respect to executive officers and directors of AEFC.

                          SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 11, 1995


                                AMERICAN EXPRESS TRAVEL RELATED
                                SERVICES COMPANY, INC.




                                By: /s/ Stephen P. Norman
                                Name:  Stephen P. Norman
                                Title: Secretary





































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                          SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 11, 1995


                                AMERICAN EXPRESS FINANCIAL
                                CORPORATION




                                By: /s/ Robert F. Erdman
                                Name:  Robert F. Erdman
                                Title: Assistant Treasurer

                          EXHIBIT INDEX


EXHIBIT

  1.           Information with respect to
               executive officers and directors of
               American Express.

  2.           Information with respect to executive
               officers and directors of TRS.

  3.           Information with respect to executive
               officers and directors of AEFC.

                          EXHIBIT 1

       INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
              AND DIRECTORS OF AMERICAN EXPRESS


          The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of American Express. Except as indicated below, the business address of each director and executive officer of American Express is American Express Tower, World Financial Center, New York, New York 10285. Each of the directors and executive officers of American Express, with the exception of David M. Culver and F. Ross Johnson who are citizens of Canada, is a citizen of the United States.

                           BUSINESS ADDRESS AND PRESENT
NAME                       PRINCIPAL OCCUPATION


Daniel F. Akerson          Chairman and Chief Executive Officer
                           General Instrument Corporation
                           181 W. Madison Street
                           49th Floor
                           Chicago, Illinois  60602

Anne L. Armstrong          Chairman of the Board of Trustees
                           Center for Strategic and International Studies
                           P.O. Box 1358
                           Kingsville, Texas  78364

Edwin L. Artzt             Chairman of the Board and Chief
                            Executive Officer
                           The Procter & Gamble Company
                           One Procter & Gamble Plaza
                           Cincinnati, Ohio 45202-3315

William G. Bowen           President
                           The Andrew W. Mellon Foundation
                           140 East 62nd Street
                           New York, New York 10021

David M. Culver            Chairman
                           CAI Capital Corporation
                           3429 Drummond Street
                           Suite 200
                           Montreal, Canada H3G 1X6

Charles W. Duncan Jr.      Duncan Interests
                           600 Travis
                           Suite 6100
                           Houston, Texas  77002-3007


Harvey Golub               Chairman of the Board and Chief Executive
                             Officer
                           American Express Company

Beverly Sills Greenough         Chairman
                                Lincoln Center for the Performing Arts
                                165 West 65th Street
                                9th Floor
                                New York, New York 10023

F. Ross Johnson                 Chairman and Chief Executive Officer
                                RJM Group
                                200 Galleria Parkway, N.W.
                                Suite 970
                                Atlanta, Georgia  30339

Vernon E. Jordan Jr.            Senior Partner
                                Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                1333 New Hampshire Avenue, N.W.
                                Suite 400
                                Washington, D.C.  20036

Henry A. Kissinger              Chairman
                                Kissinger Associates, Inc.
                                350 Park Avenue
                                26th Floor
                                New York, New York  10022

Drew Lewis                      Chairman and Chief Executive Officer
                                Union Pacific Corporation
                                Martin Tower
                                1170 Eighth Avenue
                                16th Floor
                                Bethlehem, Pennsylvania  18018

Aldo Papone                     Senior Advisor
                                American Express Company

Frank P. Popoff                 Chairman and Chief Executive Officer
                                The Dow Chemical Company
                                2030 Dow Center
                                Midland, Michigan  48674

Jeffrey E. Stiefler             President
                                American Express Company

           EXECUTIVE OFFICERS OF AMERICAN EXPRESS WHO ARE NOT DIRECTORS

                                BUSINESS ADDRESS AND PRESENT
NAME                            PRINCIPAL OCCUPATION


Roger H. Ballou                 President, Travel Services Group, U.S.A.
                                American Express Travel Related
                                  Services Company, Inc.

Kenneth I. Chenault             Vice Chairman, American Express Company;
                                President, U.S.A., American Express
                                  Travel Related Services Company, Inc.

George L. Farr                  Vice Chairman
                                American Express Company

Steven D. Goldstein             Chairman and Chief Executive Officer
                                American Express Bank Ltd.

R. Craig Hoenshell              President, Travel Related Services,
                                  International
                                American Express Travel Related
                                  Services Company, Inc.

David R. Hubers                 President and Chief Executive Officer
                                American Express Financial Corporation
                                IDS Tower 10
                                Minneapolis, Minnesota  55440

Joseph W. Keilty                Executive Vice President
                                American Express Company

Jonathan S. Linen               Vice Chairman
                                American Express Company

Allan Z. Loren                  Executive Vice President and Chief
                                  Information Officer
                                American Express Company

Michael P. Monaco               Executive Vice President, Chief
                                  Financial Officer and Treasurer
                                American Express Company

Louise M. Parent                Executive Vice President and
                                  General Counsel
                                American Express Company

Phillip J. Riese                President, Cardmember Financial
                                  Services Group, American Express
                                  Travel Related Services Company, Inc.;
                                Chairman, American Express Centurion Bank

Thomas O. Ryder                 President, Establishment Services Worldwide
                                American Express Travel Related
                                  Services Company, Inc.

Thomas Schick                   Executive Vice President
                                American Express Company

Frank L. Skillern               President, Consumer Card Group, U.S.
                                American Express Travel Related
                                  Services Company, Inc.

Jeffrey E. Stiefler             President
                                American Express Company

                                     EXHIBIT 2

                  INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                                AND DIRECTORS OF TRS


     The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of TRS. The business address of each director and executive officer of TRS is American Express Tower, World Financial Center, New York, New York 10285.
Each of the directors and executive officers of TRS is a citizen of the United States.

                                BUSINESS ADDRESS AND PRESENT
NAME                            PRINCIPAL OCCUPATION

Harvey Golub                    Chairman and Chief Executive Officer
                                American Express Travel Related Services
                                  Company, Inc.

Walter S. Berman                Executive Vice President and Chief
                                  Financial Officer
                                American Express Travel Related Services
                                  Company, Inc.

Kenneth I. Chenault             Vice Chairman, American Express Company;
                                President, U.S.A., American Express
                                  Travel Related Services Company, Inc.

Louise M. Parent                Executive Vice President and General Counsel
                                American Express Company

EXECUTIVE OFFICERS OF TRS WHO ARE NOT DIRECTORS


                                BUSINESS ADDRESS AND PRESENT
NAME                            PRINCIPAL OCCUPATION


Roger H. Ballou                 President, Travel Services Group, U.S.A.
                                American Express Travel Related
                                  Services Company, Inc.

R. Craig Hoenshell              President, Travel Related Services,
                                  International
                                American Express Travel Related Services
                                  Company, Inc.

Bonnie J. Stedt                 Executive Vice President, Human Resources
                                American Express Travel Related Services
                                  Company, Inc.

                                     EXHIBIT 3

                  INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                               AND DIRECTORS OF AEFC


         The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of AEFC. Except as indicated below, the business address of each director and executive officer of AEFC is IDS Tower 10, Minneapolis, Minnesota 55440. Each of the directors and executive officers of AEFC is a citizen of the United States.

                                BUSINESS ADDRESS AND PRESENT
NAME                            PRINCIPAL OCCUPATION


Jeffrey E. Stiefler             President
                                American Express Company
                                American Express Tower
                                World Financial Center
                                New York, New York  10285

William H. Dudley               Executive Vice President, Investment
                                  Operations
                                American Express Financial Corporation

Harvey Golub                    Chairman and Chief Executive Officer
                                American Express Company
                                American Express Tower
                                World Financial Center
                                New York, New York  10285

Peter J. Anderson               Senior Vice President, Investments
                                American Express Financial Corporation

Karl J. Breyer                  Senior Vice President, Corporate Affairs
                                  and General Counsel
                                American Express Financial Corporation

James E. Choat                  Senior Vice President, Field Management
                                American Express Financial Corporation

Roger S. Edgar                  Senior Vice President and
                                  Technology Advisor
                                American Express Financial Corporation

Gordon L. Eid                   Senior Vice President and Deputy
                                  General Counsel
                                American Express Financial Corporation

Louis C. Fornetti               Senior Vice President and Chief
                                  Financial Officer
                                American Express Financial Corporation

David R. Hubers                 President and Chief Executive Officer
                                American Express Financial Corporation

Marietta L. Johns               Senior Vice President, Field Management
                                American Express Financial Corporation

Susan D. Kinder                 Senior Vice President, Human Resources
                                American Express Financial Corporation

Richard W. Kling                Senior Vice President, Risk Management
                                  Products
                                American Express Financial Corporation

Steven C. Kumagai               Senior Vice President, Field Management
                                  and Business Systems
                                American Express Financial Corporation

Peter A. Lefferts               Senior Vice President, Corporate Strategy
                                  and Development
                                American Express Financial Corporation

Douglas A. Lennick              Executive Vice President, Private Client
                                  Group
                                American Express Financial Corporation

Jonathan S. Linen               Vice Chairman
                                American Express Company
                                American Express Tower
                                World Financial Center
                                New York, New York  10285

James A. Mitchell               Executive Vice President, Marketing
                                  and Products
                                American Express Financial Corporation

Barry J. Murphy                 Senior Vice President, Client Service
                                American Express Financial Corporation

Erven A. Samsel                 Senior Vice President, Field Management
                                American Express Financial Corporation

Fenton R. Talbott               Senior Vice President, Financial Products
                                  and Strategy
                                American Express Travel Related Services
                                  Company, Inc.
                                American Express Tower
                                World Financial Center
                                New York, New York  10285

John R. Thomas                  Senior Vice President, Information and
                                  Technology
                                American Express Financial Corporation

Norman Weaver Jr.               Senior Vice President, Field Management
                                American Express Financial Corporation

William N. Westhoff             Senior Vice President and Global Chief
                                  Investment Officer
                                American Express Financial Corporation

Michael R. Woodward             Senior Vice President, Field Management
                                American Express Financial Corporation













































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